Exhibit 99

IDACORP

October 29, 2009

FOR IMMEDIATE RELEASE

Lawrence F. Spencer
Director of Investor Relations
Phone:  (208) 388-2664
lspencer@idacorpinc.com

IDACORP, Inc. Announces Third Quarter 2009 Results

BOISE-IDACORP, Inc. (NYSE:IDA) reported third quarter 2009 net income attributable to IDACORP, Inc. of $54.5 million or $1.16 per diluted share compared to $51.7 million or $1.14 per diluted share in the third quarter of 2008.  Idaho Power Company, IDACORP’s principal subsidiary, reported third quarter net income of $51.1 million compared to $47.4 million in 2008.

“The improved earnings demonstrate that our operating and financial strategies continue to positively impact the bottom line,” said IDACORP, Inc. and Idaho Power Company President and CEO J. LaMont Keen.  “Our diligence in effectively managing expenses and securing timely recovery of capital investments contributed to our improved results.”

“New and upgraded infrastructure is needed before southern Idaho and eastern Oregon can take full advantage of opportunities when the economic climate rebounds.  This means additional investments followed by timely recovery of those investments.  It also means we continue to aggressively manage the business balancing the interests of our customers, employees and owners to ensure our communities prosper and IDACORP remains financially strong.”

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Performance Summary

A summary of IDACORP’s and each IDACORP subsidiary’s net income for the third quarter and year-to-date 2009 as compared to 2008 is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
	(in thousands except per diluted share amounts)

Earnings From:
Idaho Power Company (IPC)	$51,057	$47,405	$96,667	$86,404
IDACORP Financial Services (IFS)	245	710	574	2,212
Ida-West Energy	1,208	1,208	2,780	2,171
Holding Company and All Other	1,968	2,416	816	182
Net income attributable to
IDACORP, Inc.	$54,478	$51,739	$100,837	$90,969

Weighted average outstanding
shares–diluted	47,141	45,246	46,999	45,149
Earnings per diluted share	$1.16	$1.14	$2.15	$2.02

The following table presents a reconciliation of net income attributable to IDACORP, Inc. for the three and nine months ended September 30, 2008 to September 30, 2009 (in millions):

	Three months		Nine months
	ended		ended
September 30, 2008		$51.7		$91.0
Change in IPC net income before taxes:
Rate and other regulatory changes, net of PCA	$4.3		$20.5
Reduced sales volumes, net of FCA deferral	(5.5)		(20.7)
Oregon 2007 excess power cost deferral in 2009	-		6.4
Decrease in transmission revenue	(1.3)		(4.2)
Reduced effective income tax rate	3.8		7.3
Other, including tax impacts of listed items	2.4		1.0
Total increase in IPC net income		3.7		10.3
Other net decreases (net of tax)		(0.9)		(0.5)
September 30, 2009		$54.5		$100.8

•         Changes to the Idaho power cost adjustment (PCA) mechanism and changes to base rates positively impacted net income.  These changes were partially offset by the increased depreciation related to the Advanced Metering Infrastructure project and increased net power supply costs.  Also offsetting the changes was the effect of Idaho Public Utilities Commission orders that revised the allocation method for base net power supply costs in the PCA calculation over the year.  The allocation method did not affect the total amount of base net power supply costs used to calculate the PCA deferral, but did affect the quarters in which the costs were allocated.  This change reduced earnings by approximately $4.2 million and $1.6 million (net of tax) for the quarter and year-to-date, respectively, compared to 2008.

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•         IPC’s retail customer sales volumes decreased four percent for the quarter and five percent year-to-date, due primarily to weather fluctuations.  To a lesser extent economic factors and energy efficiency contributed to the reduction in sales volume.  Partially offsetting the volume decreases is the Fixed Cost Adjustment Mechanism, which mitigates the impact of changes in sales volumes from levels included in base rates.

•         Increasing the 2009 year-to-date earnings is a May 2009 Oregon Public Utility Commission stipulation allowing the deferral for future recovery of $6.4 million of excess power supply costs incurred in 2007, the effect of which was recorded in the second quarter of 2009.

•         Transmission revenue decreased due to a decrease in the open access transmission tariff rates.

•         IPC’s 2009 effective income tax rate decreased primarily due to an examination settlement, state bonus depreciation and timing and amount of other regulatory flow-through tax adjustments.

2009 Outlook

The outlook for key operating and financial metrics is:

2009 Estimates
Key Operating & Financial Metrics	Current	Previous
Idaho Power Operation &
Maintenance Expense (Millions)	No Change	$280-$290
Idaho Power Capital
Expenditures (Millions) (1)	$255-$270	$220-$230
Idaho Power Hydroelectric
Generation (Million MWh)(2)	8.0-8.5	7.5-8.5
Non-Regulated Subsidiary Earnings
and Holding Company Expenses (Millions)	No Change	$0.0-$3.0
Effective Tax Rates:
Idaho Power	No Change	26%-31%
Consolidated – IDACORP	No Change	19%-24%

(1)  The revised range of capital expenditures reflects the 2009 estimate for Langley Gulch Power Plant construction expenditures of $50 million to $55 million offset by lower estimated ongoing capital expenditures.  For the three-year period, 2009-2011, IPC expects to spend approximately $975 million to $1 billion.  This amount includes Langley Gulch Power Plant and expenditures for the siting and permitting of major transmission expansions for Boardman to Hemingway transmission line, Gateway West transmission project, and the Hemingway-Bowmont transmission line and the Hemingway Station.

(2)  The range of estimated hydroelectric generation includes actual generation through September and estimated ranges of generation for the remainder of the year.  Year-to-date performance reflects the impact of above normal precipitation and higher reservoir storage releases.

            More detailed financial information will be provided in IDACORP’s Quarterly Report on Form 10-Q to be filed today with the Securities and Exchange Commission and posted to the IDACORP Web site at www.idacorpinc.com.

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Web Cast / Conference Call

IDACORP will hold an analyst conference call today at 2:30 p.m. Mountain Time (4:30 p.m. Eastern Time).  All parties interested in listening may do so through a live Web cast, or by calling (617) 614-3671 for listen-only mode.  The passcode is “Idaho”.  Details of the conference call logistics are posted on the company’s Web site (http://www.idacorpinc.com).  A replay of the conference call will be available on the company’s Web site for a period of 12 months.

Background Information / Safe Harbor Statement

Boise, Idaho-based IDACORP, formed in 1998, is a holding company comprised of Idaho Power Company, a regulated electric utility; IDACORP Financial, a holder of affordable housing projects and other real estate investments; and Ida-West Energy, an operator of small hydroelectric generation projects that satisfy the requirements of the Public Utility Regulatory Policies Act of 1978.  To learn more about Idaho Power or IDACORP, visit www.idahopower.com or www.idacorpinc.com.

Certain statements contained in this news release, including statements with respect to future earnings, ongoing operations, and financial conditions, are “forward-looking statements” within the meaning of federal securities laws.  Although IDACORP and Idaho Power believe that the expectations and assumptions reflected in these forward-looking statements are reasonable, these statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the statements.  Factors that could cause actual results to differ materially from the forward-looking statements include:  The effect of regulatory decisions by the Idaho Public Utilities Commission, the Oregon Public Utility Commission and the Federal Energy Regulatory Commission affecting our ability to recover costs and/or earn a reasonable rate of return including, but not limited to, the disallowance of costs that have been deferred; changes in and compliance with state and federal laws, policies and regulations, including new interpretations by oversight bodies, which include the Federal Energy Regulatory Commission, the North American Electric Reliability Corporation, the Western Electricity Coordinating Council, the Idaho Public Utilities Commission and the Oregon Public Utility Commission, of existing policies and regulations that affect the cost of compliance, investigations and audits, penalties and costs of remediation that may or may not be recoverable through rates; changes in tax laws or related regulations or new interpretations of applicable law by the Internal Revenue Service or other taxing jurisdictions; litigation and regulatory proceedings, including those resulting from the energy situation in the western United States, and penalties and settlements that influence business and profitability; changes in and compliance with laws, regulations, and policies including changes in law and compliance with environmental, natural resources, endangered species and safety laws, regulations and policies and the adoption of laws and regulations addressing greenhouse gas emissions, global climate change, and energy policies; global climate change and regional weather variations affecting customer demand and hydroelectric generation; over-appropriation of surface and groundwater in the Snake River Basin resulting in reduced generation at hydroelectric facilities; construction of power generation, transmission and distribution facilities, including an inability to obtain required governmental permits and approvals, rights-of-way and siting, and risks related to contracting, construction and start-up; operation of power generating facilities including performance below expected levels, breakdown or failure of equipment, availability of transmission and fuel supply; changes in operating expenses and capital expenditures, including costs and availability of materials, fuel and commodities; blackouts or other disruptions of Idaho Power Company’s transmission system or the western interconnected transmission system; population growth rates and other demographic patterns; market prices and demand for energy, including structural market changes; increases in uncollectible customer receivables; fluctuations in sources and uses of cash; results of financing efforts, including the ability to obtain financing or refinance existing debt when necessary or on favorable terms, which can be affected by factors such as credit ratings, volatility in the financial markets and other economic conditions; actions by credit rating agencies, including changes in rating criteria and new interpretations of existing criteria; changes in interest rates or rates of inflation; performance of the stock market, interest rates, credit spreads and other financial market conditions, as well as changes in government regulations, which affect the amount and timing of required contributions to pension plans and the reported costs of providing pension and other postretirement benefits; increases in health care costs and the resulting effect on medical benefits paid for employees; increasing costs of insurance, changes in coverage terms and the ability to obtain insurance; homeland security, acts of war or terrorism; natural disasters and other natural risks, such as earthquake, flood, drought, lightning, wind and fire; adoption of or changes in critical accounting policies or estimates; and new accounting or Securities and Exchange Commission requirements, or new interpretation or application of existing requirements.  Any such forward-looking statements should be considered in light of such factors and others noted in the companies’ Annual Report on Form 10-K for the year ended December 31, 2008, and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009, and September 30, 2009 and other reports on file with the Securities and Exchange Commission.  Any forward-looking statement speaks only as of the date on which such statement is made.  New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

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